Exhibit 1.1

CONFIDENTIAL

BTIG, LLC
65 E 55th Street
New York, New York, 10022

December 17, 2025

Andretti Acquisition Corp. II

100 Kimball Place, Suite 550

Alpharetta, GA 30009
Attn: William M. Brown

Re:	Amendment to Underwriting Agreement

Ladies and Gentlemen:

Reference is hereby made to that certain Underwriting Agreement, dated as of September 5, 2024 (the “Underwriting Agreement”), by and between Andretti Acquisition Corp. II, a Cayman Islands exempted company (the “Company”) and BTIG, LLC, as representative of the several underwriters thereunder (the “Representative”, or “BTIG”). Capitalized terms used but not defined in this letter agreement (this “Letter Agreement”) shall have the meanings given to such terms in the Underwriting Agreement.

On December 3, 2025, the Company entered into a Business Combination Agreement (as it may be amended, the “BCA”) with StoreDot Ltd., an Israeli company limited by shares (the “Target”), and certain other parties named therein, pursuant to which BCA, subject to the terms and conditions thereof, among other matters, upon the consummation of the transactions contemplated thereby, the Company will consummate its initial Business Combination with the Target (the “Target Transaction”).

In contemplation of the Target Transaction, the Company and the Representative hereby agree to amend the Underwriting Agreement as provided in paragraphs 1 and 2 of this Letter Agreement, effective and conditioned upon the consummation of the Target Transaction.

1. Effective and conditioned upon the consummation of the Target Transaction, Section 1.3 of the Underwriting Agreement is hereby deleted in its entirety and replaced with the following:

“1.3 Deferred Underwriting Commission. The Representative agrees that an aggregate amount equal to Eight Million U.S. Dollars ($8,000,000) (the “Deferred Underwriting Commission”) will be deposited and held in the Trust Account and payable directly from the Trust Account, without accrued interest, to the Representative for its own account as set forth below.

1.3.1	Upon consummation of the Company’s initial Business Combination, if the Company has an aggregate amount of cash and cash equivalents, including funds remaining in the Trust Account (after giving effect to the completion and payment of the redemption of Public Shareholders as contemplated by the Prospectus and the Company’s organizational documents), that when added to the aggregate cash proceeds from any financing in connection with the Target Transaction (including any bridge financing prior to the closing of the Target Transaction) (a “Transaction Financing”), whether received by the Company, the Target or its subsidiaries or any successor public company in the Target Transaction (“Pubco”), in each case, prior to giving effect to the payment of any expenses or liabilities of the Company, Pubco or the Target in connection with the consummation of the Target Transaction (the foregoing, “Closing Cash”), equal to at least Seventy Million U.S. Dollars ($70,000,000), then Eight Million U.S. Dollars ($8,000,000) of the Deferred Underwriting Commission will be payable in cash directly from the Trust Account, without accrued interest, to the Representative for its own account.

1.3.2	Upon consummation of the Company’s initial Business Combination, if the Closing Cash is less than Seventy Million U.S. Dollars ($70,000,000), then:

1.3.2.1	Two Million U.S. Dollars ($2,000,000) of the Deferred Underwriting Commission will be payable in cash directly from the Trust Account, without accrued interest, to the Representative for its own account; and

1.3.2.2	Pubco will issue to the Representative Six Million U.S. Dollars ($6,000,000) in Class A Ordinary Shares of Pubco (the “Deferred Fee Shares”), with each such Deferred Fee Share valued at an amount equal to the lower of (i) the price per share paid to Target shareholders in the Target Transaction and, (ii) if there is Transaction Financing into the Company or Pubco at or immediately prior to the closing of the Target Transaction, the price of a share of the Company or Pubco issued in connection with such Transaction Financing to the extent shares of the Company or Pubco are issued in connection with such Transaction Financing.

1.3.3	BTIG acknowledges that the Deferred Fee Shares will be issued with legends in the form of restricted securities, as such term is defined in Rule 144 under the Act. Upon the issuance of any Deferred Fee Shares, the Company will, and will cause Pubco to, include any such Deferred Fee Shares as “Registrable Securities” under the Registration Rights Agreement, dated as of September 5, 2024 (as amended, including in connection with the Target Transaction, the “Registration Rights Agreement”).

1.3.4	In the event that the Company is unable to consummate a Business Combination and Continental, as the trustee of the Trust Account (in this context, the “Trustee”), commences liquidation of the Trust Account as provided in the Trust Agreement, the Representative agrees that: (i) the Representative shall forfeit any rights or claims to the Deferred Underwriting Commission, including any accrued interest thereon; and (ii) the Deferred Underwriting Commission, together with all other amounts on deposit in the Trust Account, shall be distributed on a pro-rata basis among the Public Shareholders. Any Deferred Underwriting Commissions will be fully earned by each Underwriter upon the payment of the purchase price for the Units purchased by such underwriter on the closing of the Offering (including payment of the purchase price of any Option Units) and will be paid in accordance with the provisions of this Section 1.3 if and when the Company consummates its Business Combination, without any further conditions.”

The Company and the Representative agree that any reference in the Underwriting Agreement to the amount or type of consideration owed for the Deferred Underwriting Commission that is inconsistent with the provisions of Section 1.3, as amended by this paragraph 1 of this Letter Agreement, shall be deemed amended, effective and conditioned upon the consummation of the Target Transaction, to be consistent with the provisions of Section 1.3, as amended by this paragraph 1 of this Letter Agreement.

2. Effective and conditioned upon the consummation of the Target Transaction, Section 3.15 of the Underwriting Agreement is hereby deleted in its entirety and replaced with the following:

“3.15 Payment of Deferred Underwriting Commission on Business Combination. Upon the consummation of the Company’s initial Business Combination, the Company agrees that it will cause the Trustee to pay the cash portion of the Deferred Underwriting Commission directly from the Trust Account to the Representative, cause the Deferred Fee Shares to be issued and cause the Deferred Fee Shares to be added as “Registrable Securities” under the Registration Rights Agreement, each in accordance with Section 1.3. The Representative shall have no claim to payment of any interest earned on the portion of the proceeds held in the Trust Account representing the Deferred Underwriting Commission.”

3. The parties hereby agree that after the closing of the Target Transaction, in the event that the Sponsor, Mario Andretti or Michael Andretti (collectively, the “ROFR Persons”) proposes to form a new special purpose acquisition corporation (a “Subsequent SPAC”), BTIG shall have the right of first refusal for a period of twelve (12) months following the consummation of the Target Transaction to serve as representative of the underwriters in the initial public offering of the securities of the Subsequent SPAC. The terms of such an engagement would be set forth in a separate agreement between BTIG and the applicable ROFR Persons, would be consistent with standard industry terms and mutually acceptable to the applicable ROFR Persons and BTIG.

4. The Company hereby agrees that BTIG shall have the right of first refusal to be a non-exclusive placement agent in connection with any Transaction Financing occurring from the date of this Letter Agreement until the consummation of the Target Transaction. The terms of such engagement would be set forth in a separate agreement between BTIG and the Company and would be consistent with standard industry terms; provided, however, that the Company hereby agrees as follows with respect to such engagement:

i.	If the Target Transaction is consummated and Transaction Financing is consummated with an investor introduced to the Company or the Target by BTIG (a “BTIG Investor”), the Company shall pay BTIG a transaction fee in connection with the Transaction Financing with such BTIG Investor in an amount to be agreed upon by the Company and BTIG in such engagement agreement (the “Financing Fee”), which Financing Fee shall be payable by the Company and due to BTIG simultaneously with the closing of the Transaction Financing as set forth below. For the avoidance of doubt, for purposes of this paragraph 4, Transaction Financing will not include any loans made by the Sponsor or its affiliate to the Company.

ii.	Fifty percent (50%) of the Financing Fee shall be paid in cash and fifty percent (50%) of the Financing Fee shall be paid in Class A Ordinary Shares of Pubco (the “Financing Fee Shares”), with each such Financing Fee Share valued at an amount equal to the lower of (i) the price per share paid to Target shareholders in the Target Transaction and, (ii) if there is Transaction Financing that is not a bridge financing by a BTIG Investor into the Company or Pubco at or immediately prior to the closing of the Target Transaction (a “Specified Financing”), the price of a share of the Company or Pubco issued in connection with such Specified Financing to the BTIG Investor to the extent shares of the Company or Pubco are issued in connection with such Specified Financing with the BTIG Investor.

iii.	BTIG acknowledges that the Financing Fee Shares will be issued with legends in the form of restricted securities, as such term is defined in Rule 144 under the Act. Upon issuance of any Financing Fee Shares, the Company will, and will cause Pubco to, include any such Financing Fee Shares as “Registrable Securities” under the Registration Rights Agreement.

iv.	In the event that the placement agent in connection with any Transaction Financing is retained solely by the Target and not by the Company and the Company is not otherwise able to engage BTIG as a co-placement agent to participate in the Transaction Financing, the Company shall cause the Target to offer to retain BTIG on the terms set forth in this paragraph 4.

5. The foregoing paragraphs 3 and 4 notwithstanding, BTIG shall not be obligated to act as the representative of the underwriters in connection with a Subsequent SPAC or as placement agent in connection with a Transaction Financing.

6. The Company represents and warrants that any investment bank that has been retained to provide services to the Company in connection with the Target Transaction (excluding any Transaction Financing) has been retained on terms which provide that (i) (x) such investment bank’s fee is to be paid 100% in cash in the event that Closing Cash is equal to at least Seventy Million U.S. Dollars ($70,000,000) and (y) 25% or less in cash and 75% or more in Class A Ordinary Shares of Pubco if the Closing Cash is less than Seventy Million U.S. Dollars ($70,000,000) and (ii) any such Class A Ordinary Shares of Pubco are subject to the same valuation terms and registration rights as those set forth in this Letter Agreement with respect to the Deferred Fee Shares. The Company further represents and warrants that any investment bank that has been retained to provide services to the Company in connection with a Transaction Financing has been retained on terms which provide that (i) such investment bank’s fee is to be paid 50% in cash and 50% in Class A Ordinary Shares of Pubco and (ii) any such Class A Ordinary Shares of Pubco are subject to the same valuation terms and registration rights as those set forth in this Letter Agreement with respect to the Financing Fee Shares. If at any time after the date of this Letter Agreement the Company enters into an engagement with an investment bank, amends an existing agreement with an investment bank or otherwise provides to any investment bank providing services to the Company in connection with the Target Transaction or the Transaction Financing terms that are inconsistent with the fee terms set forth in the preceding two sentences, the Company shall promptly notify BTIG and shall, at BTIG’s option, amend this Letter Agreement to provide for such terms.

7. In the event that the BCA is terminated in accordance with its terms prior to the closing of the Target Transaction, this Letter Agreement shall be deemed null and void ad initio and of no force or effect, and the terms of the Underwriting Agreement shall continue to apply to the parties as if this Letter Agreement had never been executed and delivered by the parties. For the avoidance of doubt, the amendments to the Underwriting Agreement contained in paragraphs 1 and 2 of this Letter Agreement and the rights of first refusal contained in paragraphs 3 and 4 of this Letter Agreement shall apply only in connection with the Target Transaction and shall not apply in connection with any Business Combination that may be contemplated or consummated between the Company and any party other than the Target.

8. The terms of this Letter Agreement shall be interpreted, enforced, governed by and construed in a manner consistent with the provisions of the Underwriting Agreement. Except as expressly provided in this Letter Agreement, all of the terms and provisions in the Underwriting Agreement are and shall remain in full force and effect, on the terms and subject to the conditions set forth therein. This Letter Agreement does not constitute, directly or by implication, an amendment, modification or waiver of any provision of the Underwriting Agreement, or any other right, remedy, power or privilege of any party to the Underwriting Agreement, except as expressly set forth herein. Any reference to the Underwriting Agreement in the Underwriting Agreement or any other agreement, document, instrument or certificate entered into or issued in connection therewith shall hereinafter mean the Underwriting Agreement, as amended or modified by this Letter Agreement (or as the Underwriting Agreement may be further amended or modified after the date hereof in accordance with the terms thereof).

{Remainder of page intentionally left blank; Signature page follows}

Please acknowledge your agreement and acceptance to the foregoing by signing below and returning it to the undersigned at your earliest convenience.

Very truly yours,

BTIG, LLC

By:	/s/ Andrew Maller
Name:	Andrew Maller
Title:	Managing Director

Accepted and agreed as of December __, 2025:

Andretti Acquisition Corp. II

By:	/s/ William M. Brown
Name:	William M. Brown
Title:	Chief Executive Officer

Solely for purposes of paragraph 3 of this Letter Agreement:

Andretti Sponsor II LLC

By:	/s/ William M. Brown
Name:	William M. Brown
Title:	Co-Chief Executive Officer

/s/ Mario Andretti
Mario Andretti

/s/ Michael Andretti
Michael Andretti

5